EXHIBIT 99.1

Burcon Reports Fiscal 2015 Second Quarter Results

VANCOUVER, British Columbia, Nov. 13, 2014 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, reported results for the fiscal second quarter ended September 30, 2014.

Fiscal 2015 Second Quarter Operational Highlights

  Advanced discussions with a select group of multi-national food ingredient providers about a royalty or a joint operations agreement for Peazazz®.
  Burcon's Winnipeg Technical Centre undertook Peazazz® applications work and sample production in response to requests from potential commercialization partners.
  Burcon's exclusive manufacturing and marketing partner for CLARISOY™, Archer Daniels Midland Company (ADM), facilitated CLARISOY™ development activities in the global food and beverage market while operating the world's first CLARISOY™ semi-works plant to produce samples of the CLARISOY™ soy protein line for market development purposes.
  Burcon filed two new patent applications and received a patent allowance, bringing the Company's patent portfolio to 172 issued patents in various countries, including 55 in the U.S., as well as more than 380 active patent applications, including 66 additional U.S. patent applications.

Management Commentary

The second quarter of fiscal 2015 saw continued progress in ADM's commercial rollout of the CLARISOY™ line of proteins and advancements by Burcon in applications work and partnership discussions for our Peazazz® pea protein.

Discussions with potential partners for the production and marketing of Peazazz® progressed well during the past quarter. The Peazazz® semi-works plant continues to support these ongoing discussions and due diligence visits, applications work and sample production. These partnership discussions will be a main area of focus for Burcon in the coming quarters as we look to their conclusion.

"The business opportunity for Peazazz has to match the scale of the multi-national potential partners that we are dealing with. We are expecting Peazazz to play a major role in the plant protein ingredient market," said Johann Tergesen, President and C.O.O.

ADM's acquisition of WILD Flavors GmbH for US$3.1b, the largest acquisition in their company history, will now significantly expand ADM's specialty food ingredient offering. The combining of ADM's Foods and Wellness Group and WILD Flavors operations will now form the core of ADM's fourth business unit, WILD Flavors & Specialty Ingredients. The unit will start financial reporting on January 1st, 2015, with CLARISOY™ now part of the WILD Flavors & Specialty Ingredients business unit.

A world leader in the protein business for over 20 years, ADM offers an extensive line of versatile protein ingredients in a variety of forms including isolated soy proteins and soy protein concentrates. ADM's line of CLARISOY™ isolated soy proteins is the only line of transparent soy proteins and includes a range of products for both low and neutral pH applications. With the launch of CLARISOY™ 170 and with CLARISOY™ 180 under development, there are a total of six versions of CLARISOY™ soy protein in their current offering. Consumers worldwide are seeking great-tasting food and beverages that deliver nutritional benefits for their increasingly active lifestyles. The CLARISOY™ platform is designed to meet the global demand for nutritional beverages in a refreshing way.

"We continue to be impressed with the scale and the amount of work ADM has put into the CLARISOY™ roll-out thus far," said Johann Tergesen, President and C.O.O. "There is a tremendous amount of ongoing formulation and applications work occurring between ADM and its customers utilizing the CLARISOY™ line of soy proteins."

Fiscal Second Quarter Financial Results (Dollars in Canadian)

Revenues totaled $24,000 in the second quarter, which was consistent with the prior quarter and the same year-ago period, and were derived mainly from deferred royalty payments from ADM for CLARISOY™ sales.  The nominal revenues reflect the company's development phase status as it transitions to the commercial stage.

Royalty revenues from the sale by ADM of CLARISOY™ as produced from their semi-works facility in Decatur, Illinois have been marginal. The main purpose of the semi-works plant has been to provide commercial samples for market development purposes and to facilitate other product development work.

Second quarter net loss totaled $1.8 million or $(0.05) per basic and diluted share, as compared to a net loss of $1.6 million or $(0.05) per basic and diluted share in the same year-ago quarter.

Research and development (R&D) expenses totalled $620,000 in the second quarter, increasing from $589,000 in the same year-ago quarter, due mostly to higher plant operating costs and stock-based compensation expense.

General and administrative (G&A) expenses in the second quarter increased to $1.2 million from $1.1 million in the year-ago quarter.  The increase in G&A expenses for the quarter is due mainly to the recording of $359,000 as financing expense as fair value for warrants issued to the guarantors of the rights offering, which were approved at the annual general meeting. This was offset by a decrease of $178,000 in patent legal fees and expenses, due mainly from Burcon having abandoned certain non-core canola patents last year that it deemed to be unessential for the purposes of achieving its strategic objectives in non-U.S. countries.

At September 30, 2014, cash totaled $4.2 million compared to $1.4 million at March 31, 2014.  Management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least July 2015.  This estimate does not take into account potential proceeds from outstanding convertible securities, anticipated increases in royalty revenues from the sale of CLARISOY™, or any other potential revenue from product sales or licensing.

The company's complete financial statements, along with management's more detailed discussion and analysis, are available from the company's Investors section at www.burcon.ca or from www.sedar.com.

Conference Call

Burcon will host a conference call later today, Thursday, November 13, 2014.  Company management will host the presentation, followed by a question and answer period.

Date:	Thursday, November 13, 2014
Time:	5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Dial-in (toll/international):	1-719-325-2144
Toll-free dial-in (North America):	1-888-539-3612
Conference ID:	2609583

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through December 13, 2014.

Replay dial-in (toll/international):	1-858-384-5517
Toll-free dial-in (North America):	1-877-870-5176
Replay conference ID:	2609583

A transcript of the call will be available after November 17, 2014.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about the type of business structure with potential strategic partners, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section titled "Risk Factors" in Burcon's annual information form dated June 23, 2014 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon's 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov.  Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Prepared in Canadian dollars)
	September 30,	March 31,
	2014	2014
	$	$
Assets

Current assets
Cash and cash equivalents	4,178,007	1,392,467
Amounts receivable	144,535	140,941
Prepaid expenses	162,290	165,390

	4,484,832	1,698,798

Property and equipment	613,507	664,115

Deferred financing costs	54,524	215,251

Deferred development costs	1,022,780	1,289,592

Goodwill	1,254,930	1,254,930

	7,430,573	5,122,686

Liabilities

Current liabilities
Accounts payable and accrued liabilities	559,740	572,908

Deferred revenue	179,847	226,763

	739,587	799,671

Shareholders' Equity
Capital stock	59,018,953	54,005,703
Contributed surplus	6,228,540	6,136,123
Options	8,698,897	8,532,700
Warrants	357,945	49,453
Deficit	(67,613,349)	(64,400,964)

	6,690,986	4,323,015

	7,430,573	5,122,686

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and six months ended September 30, 2014 and 2013

(Prepared in Canadian dollars)
	Three months ended		Six months ended
	September 30		September 30
	2014	2013	2014	2013
	$	$	$	$
Revenue
Royalty income	23,658	23,458	48,949	47,358

Expenses
General and administrative	1,242,636	1,056,041	2,083,679	2,065,877
Research and development	619,718	589,309	1,224,155	1,206,585
	1,862,354	1,645,350	3,307,834	3,272,462

Loss from operations	(1,838,696)	(1,621,892)	(3,258,885)	(3,225,104)

Interest and other income	19,672	18,252	46,500	40,634

Loss and comprehensive loss for the period	(1,819,024)	(1,603,640)	(3,212,385)	(3,184,470)

Basic and diluted loss per share	(0.05)	(0.05)	(0.10)	(0.10)
CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca